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                                                                Exhibit 99(a)(7)


                           FRISCH'S RESTAURANTS, INC.

                           ANNOUNCES SELF TENDER OFFER

                                  PRESS RELEASE

Cincinnati, OH. July 14, 1997 -- Frisch's Restaurants, Inc. announced today that its Board of Directors has authorized a modified "Dutch Auction" self-tender offer to purchase for cash up to 1,000,000 shares of its outstanding Common Stock. The offer will commence on Monday, July 14, 1997, and will expire, unless extended, at 12:00 Midnight, on Friday, August 8, 1997. Terms of the tender offer, which are described more fully in the Offer to Purchase and Letter of Transmittal pursuant to which the offer is being made, include a purchase price not greater than $17.00 nor less than $15.00 per share, net to the seller in cash.

In a modified Dutch Auction, the Company sets a price range and shareholders are given an opportunity to specify prices within that range at which they are willing to sell shares. After the expiration of the tender offer, the Company will determine a single per share price that will enable it to purchase the stated amount of shares, or such lesser number of shares as have been properly tendered. If the tender offer is oversubscribed, shares validly tendered at or below the purchase price will be purchased pro-rata. The tender offer is not conditioned on any minimum number of shares being tendered.

The Company's Board of Directors desires to enhance shareholder value and provide a liquidity opportunity to shareholders. The Board of Directors believes that Share repurchases funded by borrowings under the Company's credit facility will advance such objectives and be in the best interests of the Company and its shareholders. Any shareholder whose Shares are purchased in the offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open market sales. This opportunity to sell Shares without paying any brokerage fee may be particularly valuable to smaller shareholders, for whom such fees may be relatively high. In addition, the Offer may give shareholders the opportunity to sell Shares at greater than market prices prevailing prior to commencement of the Offer. The Offer also allows Shareholders to sell a portion of their Shares while retaining a continuing equity interest in the Company. To the extent the purchase of Shares in the Offer results in a reduction in the number of shareholders of record, the costs to the Company for services to shareholders will be reduced.

Neither the Company nor its Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. The Offer to Purchase, Letter of Transmittal and related documents will be mailed to shareholders of record of its Common Stock and will also be made available for distribution to beneficial owners of Common Stock.

On July 11, 1997, the last full trading day on the American Stock Exchange ("AMEX") prior to the announcement and commencement of the tender offer, the closing price of the Common Stock as reported on the AMEX was $16.50 per share. As of July 11, 1997, the Company had 7,148,334 shares of Common Stock outstanding.

Furman Selz LLC is serving as the Dealer Manager for the tender offer, McCormick & Pryor is serving as the Information Agent, and Continental Stock Transfer & Trust Company is serving as the Depositary.

Frisch's Restaurants, Inc., headquartered in Cincinnati, Ohio, operates and licenses family restaurants, some with drive-thru service, under the name Frisch's Big Boy. Additionally, the Company operates two Quality Hotels with restaurants in metropolitan Cincinnati.